EXHIBIT 99.1

At the Annual General Meeting of Shareholders (the “Meeting”) of Eltek Ltd. (the “Company”) held at the Company’s offices at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel, on Monday, December 27, 2010, and as adjourned to December 30, 2010, the following resolutions were adopted:

1.	To elect the following as a Class II director of the Company to hold office until the 2013 Annual General Meeting of Shareholders: Mr. David Banitt.

    Number of shares voted for the election of Mr. Banitt:  1,913,006 (99.55% of the shares represented at the Meeting).

2.	To elect the following as a Class III director of the Company to hold office until the 2011 Annual General Meeting of Shareholders: Mr. Yaron Malka.

    Number of shares voted for the election of Mr. Malka:  1,845,316 (96.02% of the shares represented at the Meeting).

3.	To approve the terms of retirement compensation for Mr. Nissim Gilam, the former Chairman of our Board of Directors.

Number of shares voted in favor of the resolution:  1,909,516 shares (99.37% of the shares represented at the Meeting).

4.
To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as the Company’s independent registered public accountants for the fiscal year ending December 31, 2010.

Number of shares voted in favor of the resolution:   1,915,516 shares (99.68% of the shares represented at the Meeting).